SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ________

                                  SCHEDULE 13G

                                (Amendment No. 1)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         NOBEL EDUCATION DYNAMICS, INC.
                    -----------------------------------------
                                (Name of Issuer)

                           Common Stock $.001 par value
                    -----------------------------------------
                         (Title of Class of Securities)

                                   22-2465204
                                 --------------
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [x].

                       (Continued of following page(s))
                                Page 1 of 5 Pages
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                                                                    SCHEDULE 13G

CUSIP No. 22-2465204                                           Page 2 of 5 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GINTEL ASSET MANAGEMENT, INC.
                 IRS #06-0871969
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

         Gintel Asset Mgt, Inc. 663,000 shs                   (b)     [X]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT

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                               5)     SOLE VOTING POWER

         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         GINTEL ASSET MGT., INC.  663,000  shs.
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  663,000 Shares

--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES *                                                  [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  10.8%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  I.A.
--------------------------------------------------------------------------------

Schedule 13G

ITEM 1(A). NAME OF ISSUER:  NOBEL EDUCATION DYNAMICS, INC.



ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                               1400 N. Providence Road, Suite 3055
                               Media, PA  19063

ITEM 2(A). NAME OF PERSON FILING:
                               GINTEL ASSET MANAGEMENT, INC.


ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                6 Greenwich Office Park
                                Greenwich, CT 06831

ITEM 2(C). CITIZENSHIP:     CONNECTICUT CORPORATION


ITEM 2(D). TITLE OF CLASS OF SECURITIES:  Common Stock $.001 par value


ITEM 2(E). CUSIP NUMBER:  22-2465204


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (E) [X] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.


ITEM 4. OWNERSHIP. Robert M. Gintel, Chief Executive Officer and 100% shareholder of Gintel Asset Management, Inc., is also controlling partner of Gintel & Co. Limited Partnership and Gintel-Ray Ltd. Partnership. In addition, Gintel Asset Management, Inc. has discretionary power over the accounts for which it acts as investment advisor. As a result, Gintel Asset Management, Inc. may be deemed to be the beneficial owner of the shares owned by these other entities.

           (a) Amount beneficially owned:    663,000 shares

           (b) Percent of Class:             10.8%

           (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote: 600,300


                (ii)   Shared power to vote or to direct the vote: -0-

               (iii)   Sole power to dispose  or to direct  the
                       disposition  of:  663,000

                (iv)   Shared power to dispose or to direct the
                       disposition of :     -0-


                                Page 3 of 5 Pages

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.  N/A



ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. N/A



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A



ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.  N/A



ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.  N/A



ITEM 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       GINTEL ASSET MANAGEMENT, INC.



                                        By:  /s/ Stephen G. Stavrides
                                            ---------------------------
                                                Stephen G. Stavrides
                                                President

Date: February 11, 1999


                                Page 5 of 5 Pages